EXHIBIT 99.1

POET Wins Product Innovation Award and Individual Technology Innovation Award at China’s Infostone Awards

TORONTO, Jan. 20, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it has won the prestigious Product Innovation Award at the 12th Infostone Communication Consultant Shenzhen (ICCSZ) Awards, a competition that recognizes the finest applications in advanced optical communications and AI compute solutions. Dr. Mo Jinyu, POET Senior Vice President, Global Product Development, was also honored as the recipient of the Technology Innovation Award in the Individual/Team category. The awards were presented on Friday during the IFOC 2025 Infostone Optical Communication Annual Forum & 2025 Awards Ceremony in Dongguan City, China.

The Product Innovation Award recognized POET Teralight™ as a ground-breaking advance in 1.6T transmit and receive optical engines. Organizers singled out the 1.6T transmitter engine with driver and the 1.6T receiver engine with transimpedance amplifier (TIA) for the top accolade.

“It is a great honor for POET to receive the Product Innovation Award from ICCSZ, one of the most respected organizations in our industry. Their recognition of Dr. Mo’s talents and the achievements she has propelled with our Asia-based team is fantastic and underscores the depth of abilities among our engineering staff," said Dr. Suresh Venkatesan, POET Technologies CEO and Executive Chairman.

Dr. Mo added, “We have worked hard at POET to bring innovation to the forefront of our industry. I am very pleased that our 1.6T optical engines have stood out among the contending products in the competition and I am deeply appreciative of the personal award, too. It is an honor I share with the entire POET organization.”

The Infostone Awards organizers said this year’s program emphasized artificial intelligence solutions “in response to the rapid development driven by AI computing power.” Winning products were selected because they contained “industry-leading core technology” and “demonstrated stable commercial adoption and market advantage.”

Unveiled less than a year ago at the 2025 OFC Conference, POET Teralight has driven commercial interest in the Company because of its highly integrated design and complete optical system-on-chip architecture that simplifies module development. Customers can gain 1.6T DR8 and 2xFR4 pluggable modules using the same board design. That feature is a significant achievement for an industry that has traditionally relied on separate engineering and manufacturing resources for DR and FR applications.

The 1.6T optical engines are based on the POET Optical Interposer™, which eliminates the use of wire bonds between devices to reduce the RF crosstalk and achieves industry-leading performance at the highest speeds available on the market.

The Infostone Awards mark the latest industry recognition for the Company, which previously won six notable competitions dating to June 2024.

About POET Technologies Inc.
POET Technologies is a design and development company offering high-speed optical engines, light source products, and custom optical modules for the artificial intelligence systems market and hyperscale data centers. Its patented POET Optical Interposer™ platform enables seamless chip-scale integration of photonic and electronic devices using advanced semiconductor manufacturing techniques. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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